

November 2, 2011

Via E-mail
Warren Hosseinion, MD, Chief Executive Officer
Apollo Medical Holdings, Inc.
450 North Brand Blvd., Suite 600
Glendale, California 91203

>   **Re: Apollo Medical Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **January 31, 2011**
>   **Filed May 16, 2011**
>   **File No. 000-25809**

Dear Dr. Hosseinion:

We have reviewed your September 26, 2011 supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2011

General

1. We note in your response letter dated September 26, 2011 that you plan to make amendments to your Forms 10-K and 10-Q. Please tell us when you plan to amend your filings to include the proposed revisions.

Description of Business, page 3

Organizational History, page 4

2. We note your response to comment one of our letter dated August 23, 2011. We may have further comment once your amended Form 10-K is filed.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 18

Critical Accounting Policies and Estimates, page 19

Revenue Recognition, page 19

3. We note in your response to prior comment three of our letter dated August 23, 2011 that your contracted revenue also includes supplemental revenue from hospitals where you may have a fee-for-service contract arrangement or provide physician advisory services to the medical staff at a specific facility. Please quantify for us the amount of fee-for-service revenue that is included in your contracted revenue for the fiscal years ended January 31, 2011 and 2010, and the six months ended July 31, 2011 and 2010..

4. We note your response to prior comment four of our letter dated August 23, 2011. We further note in your current disclosure "the percentage of Fee for Service billings that are assumed reasonably collectible are based on experience and are adjusted to reflect actual collections in subsequent periods." Please tell us the percentage of billings that you used to estimate the fee for service revenues recorded for the fiscal years ended January 31, 2011 and 2010, and the six months ended July 31, 2011 and 2010. Also quantify for us the amount of adjustments that you recorded in each of these periods to reflect actual collections. To the extent that the adjustments to reflect actual collections are material, also tell us how you considered these adjustments in your determination that the fee is fixed or determinable; and collectability is reasonably assured.

Item 9A. Controls and Procedures, page 21

Management's Report on Internal control Over Financial Reporting, page 21

5. We note that you use the term "controls and procedures over financial accounting and reporting" in your proposed revised disclosure in response to prior comment seven of our letter dated August 23, 2011. Please confirm to us that you will replace "controls and procedures over financial accounting and reporting" with "internal control over financial reporting" in your amended Form 10-K.

6. We note your response to prior comment eight of our letter dated August 23, 2011 with respect to the material weaknesses that you identified. Please confirm to us that you will include the requested material weakness disclosures in your amended Form 10-K.

Directors, Executive Officers and Corporate Governance, page 23

7. We note your response to comment nine of our letter dated August 23, 2011. Please note that we may have further comment once you have filed your amended Form 10-K.

Employment Agreements, page 25

8. We note your response to comment 10 of our letter dated August 23, 2011. Please note that we may have further comment once you have filed your amended Form 10-K.

Exhibits

9. We note your response to comment 14 of our letter dated August 23, 2011 and we partially reissue the comment. We note your do not address Exhibit 10.2 in your response and we further note that Exhibit 4.2 is missing exhibits, schedules or attachments. We may have further comment once you file your amended Form 10-K incorporating our comment.

Consolidated Balance Sheets, page F-3

10. We note in your response to prior comment 15 of our letter dated August 23, 2011 that you will amend your filings to report the net loss attributable to the parent and non-controlling interest on the face of the financial statements. Please further describe to us the nature of the non-controlling interest, and tell us your ownership interest in AMH as of each period end. Also provide us with your proposed disclosures and revisions for fiscal 2010, fiscal 2011 and the first two quarters of fiscal 2012.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

11. We note your disclosure that the accompanying statements reflect the consolidation of AMM and AMH, in accordance with EITF 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements. Please be advised that the FASB Accounting Standards Codification ("FASB ASC") is effective for financial statements that cover interim and annual periods ending after September 15, 2009. As a result, the naming convention for all non- SEC accounting and financial reporting standards has been superseded. Please confirm to us that you will revise any references to accounting standards to comply with the FASB ASC, accordingly, in future filings.

Basis of Consolidation, page F-7

12. We note in your response to comment 16 of our letter dated August 23, 2011 that you concluded that you have a controlling financial interest in AMH through a contractual management agreement between AMH and AMM to oversee the operations of AMH (Exhibit 10.3). Please confirm our understanding that you consolidate AMH under the guidance in ASC 810-10-15-18 through 15-22 and, if so, provide us with a robust analysis of the terms of the management services agreement and other factors that you considered to arrive at your conclusion that you have a controlling financial interest in and should consolidate AMH. Also include your specific consideration of the three requirements in ASC 810-10-15-22 in your response.

13. It appears to us that you also have a management service agreement with AMA, and that you do not consolidate AMA. Please confirm our understanding and, if so, advise us of the following:

   a. tell us where the agreement with AMA can be found or provide us with a courtesy copy of the agreement;

   b. tell us how you account for the management services agreement with AMA and cite the authoritative accounting guidance that you follow; and

   c. provide us with a robust analysis of the terms of the management services agreement and all other factors that you considered to arrive at your conclusion to not consolidate AMA.

Fair Value of Financial Instruments

14. We note your proposed disclosure in response to prior comment 18. Please revise to include the required disclosure under ASC 825-10-50-10 for your convertible notes.

14. Stockholder's Equity, page F-12

Warrants outstanding, page F-13

15. We note in your response to prior comment 19 that you concluded that the warrants were indexed to your stock and should be classified as stockholders' equity, upon analysis of ASC 840-40-15-5 through 15-8. We further note in Section 11 (c) of Exhibit 4.2 to your January 31, 2010 Form 10-K that, after July 31, 2011, the $0.0125 floor price is to be adjusted to the lesser of $0.125 or the greater of either $0.05 per share or 8 times Cash EPS. Please also provide us with your analysis of this adjustment feature of the warrants, and tell us how this was considered to arrive at your conclusion that the warrants are indexed to your stock and should be classified as stockholders' equity.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011

Notes to Unaudited Consolidated Financial Statements, page 6

2. Summary of Significant Accounting Policies, page 6

Basis of Presentation, page 6

16. We note that commencing with your third quarter on August 1, 2008, and concurrent with the execution of the Management Services Agreement, the statements reflect the consolidation of AMM, AMH and AHI, in accordance with EITF 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements. Please tell us when you began to consolidate AHI, and explain to us the basis for consolidating under the entities controlled by contract guidance in ASC 810-10-15-18 through 15-22. In this regard, it appears to us that the Company acquired all of the issued and outstanding shares of capital stock AHI, from AHI's shareholders as disclosed on page six.

Intangible Assets, page 7

17. We note that you have classified the entire AHI purchase price of $577,500 as an indefinite lived intangible assets as of April 30, 2011 and July 31, 2011. Although you are still in the measurement period and in the process of determining the purchase price allocation, it appears to us that you would be subject to the requirements of ASC 350-30 given the classification as intangible assets as of each balance sheet date. As such, please advise us of the following:

    a. further explain to us what the intellectual property and technical know-how intangible assets represent;

    b. tell us why you have classified the entire purchase price as intangible assets; and

    c. tell us if there were any events or changes in circumstances during the first and second quarter of fiscal 2012 that indicate that the asset might be impaired. Refer to ASC 350-30-35-18.

16.   Acquisition, page 13

18. We note your proposed disclosure in response to prior comment 20 of our letter dated August 23, 2011. Please revise to also disclose the EBITDA targets of the Aligned Division.

19. We note your Form 10-Q disclosure that you determined the contingent consideration was $367,500 at the acquisition date based on your estimate of 1,750,000 shares. We further note in your response to prior comment 20 that you estimated the Company will be required to issue 2,750,000 shares, and that the fair value of the contingent shares was $577,500 at the acquisition date. Please reconcile for us the difference of 1 million shares between your filing and your response, and tell us the estimated number of contingent shares that you believe the Company will be required to issue. Also further explain to us how you determined the contingent consideration at the acquisition date given that AHI appeared to have no operations prior to your February 2011 acquisition.

20. We note your response to our prior comment 21, and it appears to us that your initial accounting for the AHI acquisition is incomplete. Please confirm our understanding and, if so, revise to provide the disclosure required by ASC 805-10-50-6.

Item 4. Controls and Procedures, page 16

Evaluation of Disclosures Controls and Procedures, page 16

21. We note the disclosure in the last paragraph under this section that your disclosure controls and procedures ("DC&P") are "insufficient" as of July 31, 2011. We further note in the second paragraph that your DC&P were "not effective" as of July 31, 2011. In future filings, please confirm to us that you will replace the word "insufficient" with either "not effective" or "effective" as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director